Exhibit 99.1

Scinai Signs Second Amendment to PinCell Option Agreement and Submits Revised €12 Million Non-Dilutive FENG Application to Advance PC111 Through Human Proof of Concept

JERUSALEM, March 2, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI);(“Scinai” or the “Company”), today announced the execution of a Second Amendment to its Binding Option Agreement for the acquisition of PinCell S.r.l., and the submission of a revised application under the European Funds for the Modern Economy (FENG) SMART Path program.

The Company’s revised application seeks €12 million in non-dilutive, non-repayable funding to support a €15 million integrated R&D program for PC111 a fully human monoclonal antibody targeting soluble Fas Ligand (sFasL) for the treatment of pemphigus vulgaris (PV) and Stevens–Johnson Syndrome/Toxic Epidermal Necrolysis (SJS/TEN), representing 80% project co-financing. The Company expects a funding decision within approximately three to four months following submission.

The Second Amendment aligns the option timeline with the grant evaluation process. Under the amended terms, the deadline for fulfillment of the option conditions extends to August 31, 2026, and the option exercise period extends to September 30, 2026.

Strengthened and Repositioned Application

The Company has submitted a revised application under the SMART Path program reflecting structural enhancements to project design and translational scope. The updated submission advances PC111 through a milestone-driven framework culminating in integrated non-clinical and First-in-Human datasets intended to support data-driven progression decisions. Management believes the revised structure enhances the project’s competitiveness under program criteria.

Strategic Financing Catalyst

If awarded, the €12 million grant would enable Scinai to advance PC111 through completion of early clinical development and human proof of concept while preserving balance sheet flexibility and minimizing shareholder dilution.

PC111 is a first-in-class therapeutic candidate for severe autoimmune blistering diseases, including pemphigus vulgaris (PV) and Stevens–Johnson Syndrome/Toxic Epidermal Necrolysis (SJS/TEN). There are currently no approved therapies for SJS/TEN.

Subject to clinical results and regulatory engagement, management believes PC111 may qualify for accelerated regulatory pathways in severe orphan dermatologic indications given the high unmet medical need.

“The revised submission reflects a structurally strengthened innovation framework and a clearly defined translational pathway through human proof of concept,” said Amir Reichman, Chief Executive Officer of Scinai. “Securing substantial non-dilutive funding at this stage would meaningfully de-risk the PC111 program while maintaining disciplined capital allocation and preserving strategic flexibility.”

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company operating a contract development and manufacturing organization (CDMO) alongside a focused immunology R&D pipeline.

The Company’s wholly owned CDMO unit provides fee-for-service development and manufacturing solutions to biotech and pharmaceutical companies across early-stage biologics and small-molecule programs. In parallel, Scinai is advancing a focused immunology pipeline, including PC111 and next-generation NanoAb-based programs, and is pursuing strategic partnerships, co-development agreements and regional licensing opportunities.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com
Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, among other things, statements regarding the planned submission and anticipated review timeline of the revised FENG grant application; the potential award, amount and non-dilutive nature of funding under the European Funds for the Modern Economy (FENG) SMART Path program; the Company’s ability to satisfy the conditions for and exercise its option to acquire PinCell S.r.l.; the expected scope, timing and outcomes of the PC111 development program, including completion of early clinical studies and generation of translational evidence; the potential eligibility of PC111 for accelerated regulatory pathways; and the Company’s strategic and capital allocation plans. Words such as “expects,” “intends,” “plans,” “believes,” “may,” “will,” “anticipates,” “estimates,” “targets,” and similar expressions are intended to identify forward-looking statements.

These statements are based on current expectations and assumptions and are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: the risk that the FENG grant application is not approved, is approved in a lower amount than anticipated, or is subject to conditions that delay, limit or prevent access to funding; delays in grant review or disbursement timelines; the Company’s ability to secure alternative financing required under the option agreement if grant funding is not obtained; the risk that the Company does not satisfy the conditions for, or otherwise does not, exercise the option to acquire PinCell; risks inherent in preclinical and clinical development, including delays in or unsuccessful results from studies of PC111; regulatory risks, including the risk that accelerated or other expedited pathways may not be available; risks relating to intellectual property protection; the Company’s ability to maintain compliance with Nasdaq continued listing requirements; risks associated with the Company’s need for additional capital; and general market and economic conditions.

More detailed information regarding these and other risks and uncertainties is included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 7, 2025, and in the Company’s subsequent filings with the SEC.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

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